Exhibit 21.1

List of Subsidiaries of Roadzen Inc.

Name of Subsidiary	Jurisdiction of Organization
Roadzen Assistance India Pvt Ltd	India
Roadzen Technologies Pvt Ltd	India
AAA Plus Risk Management Pvt Ltd	India
Nervanik AI Labs Pvt Ltd	India
Coverzen Technologies Pvt Ltd	India
Kintsugi Innovation Labs Pvt Ltd	India
FA Events and Media Pvt Ltd	India
Peoplebay Consultancy Services Pvt Ltd	India
Heartbeat Insurance Brokers Pvt Ltd	India
Roadzen UK Holdings Ltd	United Kingdom
Global Insurance Management Limited	United Kingdom
AI Guarantee Limited	United Kingdom
National Automobile Club	United States